Skadden, Arps, Slate, Meagher & Flom llp
one MANHATTAN west
New York 10001

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Direct dial (212) 735-2116 Direct fax (917) 777-2116 Email address Richard.Grossman@skadden.com	TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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March 20, 2020

VIA EDGAR U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
RE:	HC2 Holdings, Inc. Commission File Number: 1-35210 Preliminary Consent Revocation Materials

Ladies and Gentlemen:

On behalf of HC2 Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary consent revocation statement and form of consent revocation card (the “Preliminary Consent Revocation Materials”).

On March 13, 2020, Percy Rockdale LLC (together with certain of its affiliates, “Percy Rockdale”) filed a preliminary consent solicitation statement with the U.S. Securities and Exchange Commission, soliciting written consents from the stockholders of the Company to (i) remove, without cause, all of the current directors of the Company, (ii) elect six (6) nominees selected by Percy Rockdale to the Company’s board of directors to fill the resulting vacancies and (iii) repeal certain changes to the Fourth Amended and Restated By-Laws of the Company related to Percy Rockdale’s campaign. The Company is filing the Preliminary Consent Revocation Materials because the Preliminary Consent Revocation Materials comment upon and reference Percy Rockdale’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) to the Company’s current directors.

March 20, 2020

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive consent revocation materials on or prior to April 3, 2020, by sending to its stockholders a definitive consent revocation statement and form of consent revocation card. To accommodate the Company’s proposed timing for the release of definitive consent revocation materials, we would appreciate your prompt attention to the Preliminary Consent Revocation Materials. Please direct any communications concerning the Preliminary Consent Revocation Materials to the undersigned at (212) 735-2116 or Richard.Grossman@skadden.com or to my partner, Todd E. Freed, at (212) 735-3714 or Todd.Freed@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc:    HC2 Holdings, Inc.